UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                            James River Coal Company
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    470355207
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 470355207              SCHEDULE 13D/A                PAGE 2 OF 5 PAGES
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIRATE CAPITAL LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            1,475,000
    EACH          --------------------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,475,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      1,475,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%
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14    TYPE OF REPORTING PERSON*

      IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 470355207              SCHEDULE 13D/A                PAGE 3 OF 5 PAGES
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      THOMAS R. HUDSON JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |X|

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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e) |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            1,475,000
    EACH          --------------------------------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
PERSON WITH
                        -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,475,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      1,475,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%
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14    TYPE OF REPORTING PERSON*

      IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 470355207              SCHEDULE 13D/A                PAGE 4 OF 5 PAGES
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The Schedule 13D filed on November 17, 2005 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr.
(together, the "Reporting Persons"), relating to the shares of common stock, $0.01 par value (the "Shares"), of James River Coal Company (the "Issuer"), as previously amended by Amendment No. 1 filed on December 15, 2005, Amendment No.
2 filed on December 29, 2005, Amendment No. 3 filed on January 19, 2006, Amendment No. 4 filed on February 2, 2006, Amendment No. 5 filed on February 10, 2006, Amendment No. 6 filed on March 24, 2006, Amendment No. 7 filed on April
28, 2006, Amendment No. 8 filed on May 1, 2006, Amendment No. 9 filed on July 5, 2006, Amendment No. 10 filed on August 22, 2006, and Amendment No. 11 filed on October 12, 2006, is hereby amended by this Amendment No. 12.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Funds for the purchase of the Shares were derived from available capital of the Holders (as defined below). A total of approximately $57,605,893 was paid to acquire the Shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 1,475,000 Shares, constituting approximately 8.8% of the outstanding Shares. The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 16,691,536 Shares, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2006.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 371,515 Shares held by Jolly Roger Fund LP. By virtue of an agreement with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,103,485 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Managing Member of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,475,000 Shares.

      (c) The following transactions in the Shares were effected by the Reporting Persons since the last amendment to this Schedule 13D. All of the Shares were sold in the open market.

Jolly Roger Fund LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
11/08/2006        (400,000)                   9.91
11/09/2006        (50,000)                    10.00

Jolly Roger Activist Portfolio Company LTD

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
11/08/2006        (368,973)                   9.91
11/09/2006        (50,000)                    10.00

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CUSIP NO. 470355207              SCHEDULE 13D/A                PAGE 5 OF 5 PAGES
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                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2006

                                           PIRATE CAPITAL LLC

                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title: Managing Member

                                           /s/ Thomas R. Hudson Jr.
                                           -------------------------------
                                           Thomas R. Hudson Jr.